ALSTON&BIRD LLP

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Atlanta, GA 30309-3424

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

May 14, 2010

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Clarion Property Trust Inc.
File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Property Trust Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 9, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1)                                     Comment:                                        Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response:                                        The Issuer confirms that it will submit to the Commission prior to use all sales materials to be used in connection with the offering, including material for broker-dealer use only.  The Issuer confirms that the sales material will contain a balanced presentation of risks and rewards to investors and will not contain any information or disclosure that is not contained in or derived from the prospectus.

2)                                     Comment:                                        Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County
• Washington, D.C.

graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:                                        The Issuer confirms that it will submit to the Commission copies of any graphics, maps, photographs, and related captions or other artwork including logos that it intends to use in the prospectus. The Issuer confirms that such graphics and pictorial presentations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

3)                                     Comment:                                        Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response:                                        The Issuer will submit a letter to the Office of Mergers and Acquisitions, Division of Corporation Finance requesting formal relief from compliance with the tender offer rules.

4)                                     Comment:                                        We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response:                                        The Issuer has analyzed the applicability of Regulation M to its share redemption program and determined that the elements of its share redemption program are consistent with the class relief granted by the Division of Trading and Markets.

5)                                     Comment:                                        We note that you are registering $2,250,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

Response:                                        Based on the Issuer’s review of capital raises by other non-listed REITs and its anticipated broker-dealer platform, the Issuer confirms that it reasonably expects to offer and sell the $2.25 billion in shares of common stock it is registering with the Commission pursuant to the Registration Statement in the next two years.

6)                                     Comment:                                        Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 2, without limitation, the following examples:

•                  “Institutional investors like pension funds and endowments have embraced real estate as a major asset class for purposes of asset allocations within their investment portfolios.”

•                  “Survey data reported by The Pension Real Estate Association, or PREA, indicates investment in real estate by pension plans has been on the increase since 2000, with some of the largest pension plans in the U.S. targeting a real estate allocation of 8% to 10% of their overall investment portfolios.”

•                  “In all, according to a report published in 2008 by the National Association of Real Estate Investment Trusts, or NAREIT, an estimated 70% of U.S. public sector pension plans and 40% of corporate sector pension plans own real estate investments.”

•                  “Most listed REITs focus on selected property types or geographic markets, which means that in order to allocate part of your investments to a well diversified real property portfolio by owning shares of listed REITs, you would need to own shares of several listed REITs with attendant transaction costs and effort, whereas our investment strategy allows stockholders to obtain an allocation to a well-diversified portfolio of various property types in different geographic markets, in addition to complementary real estate related assets, by owning our shares.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response:                                        The Issuer will supplementally provide to the Commission, with the courtesy hard copy of this letter, the materials that support the quantitative and qualitative business and industry data used in the Registration Statement.  The Issuer also confirms that the supporting materials were not prepared specifically for the Issuer in connection with the offering.

Registration Statement Cover Page

7)                                     Comment:                                        We note that you omitted the information regarding Rule 415 on the cover page. Please revise your cover page to indicate that you are relying upon Rule 415.

Response:                                        The Issuer has revised the cover page to indicate that it is relying upon Rule 415.

Cover Page

8)                                     Comment:                                        Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Response:                                        The Issuer confirms that the cover page does not exceed one page in length and has revised the cover page to limit it to information required by Item 501 and other information that the Issuer believes is key to an investment decision.

9)                                     Comment:                                        Please revise the last summary risk factor to clarify that you may also use proceeds from the offering to pay distributions. Please make similar revisions to risk factor on page 11.

Response:                                        The Issuer has revised the summary risk factor on the cover page and the risk factor on page 10 to disclose that the Issuer may use offering proceeds to pay distributions.

Questions and Answers about this Offering, page 1

10)                              Comment:                                        Your Q&A section and the Summary provide detailed information that is more appropriate for the body of the prospectus.  Please limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

Response:                                        The Issuer has revised the disclosure in the above-referenced sections to focus on information that is key to an investment decision and to eliminate details regarding the offering more appropriate in other parts of the prospectus.

Summary Risk Factors, page 10

11)                              Comment:                                        Please revise your disclosure in the third risk factor to clarify, if true, that these substantial fees may be more than what you would pay to a third party. Please make similar revisions on page 73.

Response:                                        The Issuer has revised the disclosure on pages 9 and 75 to disclose that the advisory fees may exceed what the Issuer would pay to an independent third party.

Fees and Expenses, page 14

12)                              Comment:                                        Please revise to provide an estimate of the dealer manager fees and distribution fees, assuming that you sell the full offering amount and that your NAV per share remains at $10.

Response:                                        The Issuer has revised pages 12 and 69 to provide an estimate of the dealer manager fees and distribution fees.

13)                              Comment:                                        Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

Response:                                        The Issuer respectfully submits that including an explanation of the dealer manager fee in the compensation table would cause the table to be unnecessarily cumbersome.  In addition, to be consistent, the Issuer would also need to disclose the purpose of all fees in the compensation table, which would further increase the length of the table.  In response to the Staff’s request for this type of disclosure, the Issuer has revised page 12 in the “Summary” section and page 143 in the “Plan of Distribution” section to briefly explain the purpose of the dealer manager fee and the services provided by the dealer manager.

14)                              Comment:                                        On page 15, under “Acquisition Expense,” please revise disclose the maximum amount of the fee if $2,250,000,000 of shares are sold based on your estimate of costs being 0.5%. In addition, please include the amount that reflects the maximum payable assuming that you utilize maximum leverage of 300% of your net assets. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 69.

Response:                                        The Issuer has revised the disclosure on pages 14 and 71 to include estimated acquisition expenses assuming each of the following: (i) no leverage, (ii) a leverage ratio of 35%, which is the Issuer’s target leverage ratio, and (iii) the maximum leverage allowed under the Issuer’s charter.

Our Structure, page 17

15)                              Comment:                                        We note that ING Clarion Partners LLC is listed as your sponsor on the chart on page 17. Please revise to provide additional disclosure regarding your sponsor and indicate the natural persons that control the sponsor, as appropriate.

Response:                                        The Issuer respectfully submits that ING Clarion Partners LLC is not controlled by any natural persons.  As discussed on page 3, the Issuer’s sponsor is the United States subsidiary of ING Real Estate Investment Management B.V. and its ultimate parent company is ING Groep N.V., a global financial institution of Dutch origin.  The Issuer has revised its organizational chart on page 16 to disclose its relationship with these entities.

Risk Factors, page 20

There is no public trading market for shares . . . page 20

16)                              Comment:                                        Please expand this risk factor to disclose that you may redeem an investor’s shares if his or her account falls below $2,000 even in the event that the failure to meet the minimum balance is caused solely by a decline in your net asset value. Further, please clarify, if true that, if this occurs during the initial 365 day holding period, the account holder will receive 2% less than the NAV per share due to the trading discount.

Response:             The Issuer has revised the above-referenced risk factor on page 19 in response to the Commission’s comment.

General Risks Related to Investments in Real Estate, page 31

17)          Comment:             Please add a risk factor to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas.

Response:             The Issuer has added a risk factor on page 31 that discusses the risks associated with rising vacancy rates for commercial property in response to the Commission’s comment.

Investment Objectives and Strategy, page 45

Investment Management Capabilities: The Clarion Partners Platform, page 45

18)          Comment:             We note your disclosure that your advisor will rely on the Clarion Partners Investment Committee in making evaluating investment opportunities. Please provide the disclosure required by Item 401(c) of Regulation S-K for the eight individuals on this committee or tell us why you believe this disclosure is not required.

Response:             The Issuer respectfully submits that the disclosure under Item 401(c) of Regulation S-K is not required because the members of the Investment Committee are not “employees” of the Issuer, but rather employees of the Issuer’s sponsor, ING Clarion Partners LLC (the “Sponsor”).  Item 401(c) requires disclosure relating to certain significant employees where a registrant “employs persons such as production managers, sales managers, or research scientists who are not executive officers but who make or are expected to make significant contributions to the business . . .” (emphasis added).  Because the members of the Investment Committee are not employees of the Issuer, Item 401(c) is inapplicable.

In addition, the Issuer believes disclosure regarding these eight individuals is not material to investors because the advisor, rather than the Investment Committee, has the sole delegated authority to determine whether an investment will be made for the Issuer.  The role of the Investment Committee in relation to the Issuer is merely to approve an investment opportunity before the advisor undertakes its own analysis of whether the opportunity is appropriate for the Issuer.  The Investment Committee will also independently monitor the Issuer’s investment strategy and portfolio performance and provide guidance to the advisor’s officers and key real estate professionals in order to assist them with meeting the Issuer’s investment objectives. The Issuer’s board has engaged the advisor to manage its day-to-day business and delegated to the advisor the sole authority to determine whether the Issuer will acquire any investment in accordance with the Issuer’s investment objectives, strategy, guidelines, policies and limitations.

19)          Comment:             Please provide disclosure regarding the years of experience for senior executives of Clarion Partners and each member of the committee on an individualized basis rather than an aggregated basis or remove this disclosure. Without limitation, we note the disclosure on pages 3, 45 and 46.

Response:             The Issuer has revised pages 3 and 47 to replace each reference to the experience of the members of the Investment Committee on an aggregated basis with a statement that each such member has more than 20 years of real estate investment experience.

Management, page 57

Directors and Executive Officers, page 58

20)          Comment:             For each named executive officer or director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. Additionally, please revise the disclosure regarding Mr. Carey to disclose his experience from January 2006 through February 2007 and revise the disclosure regarding Mr. DuMond to disclose his experience from October 2007 through September 2008.

Response:             The Issuer has revised its disclosures to include all information required by Item 401 of Regulation S-K, including the month and year in which each prior position started, ended and changed.

Conflicts of Interest, page 73

Interests in Other Real Estate Programs, page 73

21)          Comment:             Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you and briefly explain how these affiliated programs and entities compete with you.

Response:             The Issuer has revised the disclosure on page 74 to identify the affiliated programs with which it may directly compete and to explain how such programs may compete with it.

22)          Comment:             We note that your officers and non-independent directors also are officers of your advisor and other Clarion Partners affiliates. Please revise your disclosure to identify the other Clarion Partner affiliates and clarify whether these affiliates compete directly with you for investors and/or investment opportunities.

Response:             The Issuer has amended the disclosure on page 74 to specifically identify the affiliated programs for which its officers and directors also serve as officers and directors and has clarified whether these affiliates compete directly with the Issuer for investors or investment opportunities.

Valuation Conflicts. page 74

23)          Comment:             Please tell us how the independent appraisers will be compensated and whether those fees create a conflict of interest with respect to valuations. Revise the disclosure as appropriate to describe all material conflicts of interest.

Response:             The compensation structure of the Issuer’s independent appraisers must be approved by the Issuer’s independent directors and will be based upon standard market terms prevailing at the time of engagement (currently expected to be fixed fee compensation based upon the actual number of valuations and appraisals performed and not based upon the value of the real property calculated in the appraisals, plus out-of-pocket reimbursable expenses).  Furthermore, as described in the definition of “Independent Appraiser” set forth in Article IV of the Issuer’s charter, the Issuer will only engage appraisers that have no material current or prior business or personal relationship with the advisor or any of the Issuer’s directors (other than having contemporaneously or previously provided appraisal services with respect to any properties or assets of the Issuer), and that are engaged to a substantial extent in the business of rendering opinions regarding the value of real property or other assets of the type held by the Issuer.  Appraisals must be conducted in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation.  In addition, the Issuer expects that the independent appraisers selected will generally be members of a nationally recognized society such as the Appraisal Institute because the “Independent Appraiser” definition in the Issuer’s Charter provides that such membership establishes conclusive evidence of being engaged to a substantial extent in the business of rendering opinions regarding the value of real property.  As members of the Appraisal Institute, appraisers must adhere to ethical standards promulgated by the professional organization.  For instance, the Appraisal Institute prohibits, with specified exceptions, compensation that is “contingent on the analysis, opinion, or conclusion reached . . . .”  See Code of Professional Ethics of the Appraisal Institute, E.R. 3.4.  The Issuer will disclose in its Annual Report on Form 10-K the amount of compensation paid to independent appraisers for the applicable calendar year.  For these reasons, the Issuer respectfully submits that the structure of the compensation it will pay to its independent appraisers will not create a conflict of interest and that it is not necessary to revise its disclosure regarding any material conflicts relating to how the independent appraisers will be compensated.

Allocation of Investment Opportunities, page 77

24)          Comment:             Please disclose how many affiliated programs will be competing with you for investment opportunities and clarify how your status as a new program will impact your allocation, if at all. In addition, please clarify how many and identify which other programs and entities are (i) still purchasing properties and (ii) may directly compete with you for investment opportunities.

Response:             The Issuer has amended its disclosure on page 74 to specifically disclose the competing programs and whether such programs are currently accepting investment opportunities.  The Issuer respectfully submits that disclosure of any effect the Issuer’s status as a new program may have on the allocation of investment opportunities is unnecessary because the effect of its status as a new program is not material to investors.  In fact, the Issuer’s status as a new program may be more likely to be beneficial than detrimental to the Issuer.  For example, the allocation criteria described on pages 78-79 include “the effect of the acquisition on diversification” of the program.  An investment opportunity will likely provide greater diversification to the Issuer’s portfolio than well-established existing funds merely because the Issuer, as a new program, will have fewer assets in its portfolio and therefore will have a greater need for diversification during its early stages of operations.  Likewise, the allocation criteria include the “amount of funds available to each program,” and the Issuer will likely have a greater amount of funds available for new investments during its continuous offering, as compared to other programs which have completed their fundraising.  The fact that the Issuer is a new program does not materially impact its ability to receive allocations of investment opportunities as compared to the other programs.

Prior Performance, page 78

25)          Comment:             We note you have omitted disclosure regarding the separate accounts. Please tell us why you believe this disclosure is not required. Please refer to Item 8.1 of Industry Guide 5 which requires disclosure of the Sponsor’s experience in the last ten years with all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs.

Response:             As described on page 81, the Issuer omitted disclosure regarding the prior performance of separate accounts “due to their dissimilar structure to commingled funds” in that they generally require “a different level of discretion over investment” by the Issuer’s Sponsor than commingled funds.  Because of the dissimilar structure, the Issuer does not believe that its Sponsor’s separate accounts are “programs” within the meaning of Item 8 of Industry Guide 5.  The separate accounts are managed on behalf of only a single investor, as opposed to the commingled funds for which prior performance information is given, which have numerous investors akin to the Issuer’s offering.  In contrast to commingled funds and the Issuer’s offering in which an affiliate of the Sponsor has the responsibility to select and acquire investments for the program in its discretion, a separate account investor generally maintains an active role in making investment decisions.  For that reason, it may be misleading to include the performance of the Sponsor’s separate accounts because their performance is not necessarily reflective of the Sponsor’s abilities relevant to the Issuer (i.e. identification and selection of investments for the proceeds of its continuous offering).

Because the Sponsor has sponsored nine commingled funds over the last ten years that are more similar in structure to the Issuer than the separate accounts, the Issuer has disclosed information regarding these programs. The Issuer has provided prior performance information on the six commingled funds that have the most similar investment objectives, which the Issuer believes are the programs that are relevant to investors in this offering.  The Issuer does not believe that disclosure of prior performance information regarding the separate accounts would be material or meaningful to investors and could potentially be misleading given the unique structure of those single-investor accounts.  In reaching its conclusions regarding what information was appropriate for disclosure under Item 8 of Industry Guide 5, the Issuer also gave weight to the cautionary language therein which provides that “[s]ponsors are urged not to include in the prospectus information about prior performance beyond that required by [Industry Guide 5] except for such further material information as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.”  The Issuer does not believe that omission of prior performance information regarding the separate accounts causes the disclosure set forth in the “Prior Performance” section of the prospectus to be misleading in any respect.

26)          Comment:             We note that you have only provided specific disclosure regarding two of your programs. Please explain why you have not included disclosure regarding your other seven programs.

Response:             The Issuer originally included specific disclosure regarding Clarion Lion Properties Fund and Lion Industrial Trust because these programs had the most similar investment objectives and strategies as the Issuer.  Like the Issuer, they are focused on acquiring “core” and “core-plus” properties.  Nonetheless, instead of adding a more detailed description of the other seven programs, which the Issuer believes would be unnecessarily lengthy and beyond what is required by Industry Guide 5, the Issuer has amended the disclosure on page 81 to remove the detailed descriptions of Clarion Lion Properties Fund and Lion Industrial Trust.  However, the Issuer also notes that Lion Industrial Trust is a single-sector fund focusing on industrial properties, unlike the Issuer and Clarion Lion Properties Fund, which are multi-sector funds.  As a result, the Issuer has amended the disclosure on page 81 to state that Clarion Lion Properties Fund is the most similar fund to the Issuer which the Issuer believes is meaningful disclosure for investors.

Summary Information, page 80

27)          Comment:             We note that the information provided both here in the narrative summary, and in the prior performance tables, is as of December 31, 2008. In your next amendment please update this information as of the date of your audited balance sheet, if available.

Response:             The Issuer respectfully submits that the 2009 year end audited financial statements for the prior programs have just recently been completed.  The Issuer is in the process of finalizing the update to the prior performance information as of December 31, 2009 and confirms that it will provide the requested information in the next pre-effective amendment.

Three Year Summary of Acquisitions, page 82

28)          Comment:             Please revise your disclosure under this heading to include discussion of property type in accordance with paragraph 8.A.4 of Industry Guide 5. Your disclosure under this heading should also reference the more detailed description of these acquisitions in Part II of your registration statement.

Response:             The Issuer has revised page 84 to include a tabular presentation of the types of properties acquired during the past three years.  The Issuer respectfully directs the Commission to the section entitled, “Prior Performance—Prior Performance Tables” on page 84, which cross-references the more detailed descriptions of these acquisitions contained in Appendix A to the Registration Statement (Prior Performance Tables). In addition, as discussed in the response to comment 27, the Issuer is in the process of finalizing the update to the prior performance information as of December 31, 2009, and confirms that it will provide the updated performance information in the next pre-effective amendment.

Adverse Business Developments, page 83

29)          Comment:             We note that you have provided disclosure regarding general adverse business developments. Please revise to specifically address adverse business developments experienced by each prior program that would be material to investors in this program. Please identify, specifically describe and quantify, as appropriate, those prior programs that have experienced reduced cash flows, reduced levels of dividends, breached loan-to-value covenants, obtained amendments to credit agreements to avoid potential covenant breaches or conveyed interests in property to lenders or forfeited forward commitments to purchase or develop particular investments. Please refer to Item 8.2 of Industry Guide 5.

Response:             The Issuer has revised the disclosure on page 84 in response to the Commission’s comment.

Net Asset Value Calculation and Valuation Guidelines, page 84

30)          Comment:             When determined, please disclose the names of the independent appraisers. Also, please tell us what consideration you have given to identifying the independent appraisers as experts and filing their consents as exhibits to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Response:             The Issuer has considered the requirements of Section 7(a) and Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”) and concluded that it is not required to disclose the names of the independent appraisers.  The Issuer will utilize a variety of independent appraisers to appraise individual properties as selected by the advisor and approved by the Issuer’s board of directors.  Different independent appraisers may be engaged at various points of time depending on the Issuer’s needs and the changing composition of its real estate portfolio.  The selection of the appropriate individual appraiser for any given property will be a decision that depends upon a variety of factors, including the type of property and its geographic location, as well as the experience, qualifications and local knowledge of the appraiser in question.  In addition, new appraisal firms may be employed at any time for any appraisal.  No appraisal firms have yet been selected and none will be selected until the Issuer acquires properties and has a need for an appraisal.

In addition, the Issuer has determined that it is not required to identify any independent appraiser selected in the future as an “expert” within the meaning of Section 7(a) or Rule 436 of the Securities Act, and, therefore, does not intend to file the consent of any independent appraiser as an exhibit to the Registration Statement.  Section 7(a) of the Securities Act provides that the written consent of any person who “is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement,” must be filed as an exhibit to the registration statement.  The Issuer respectfully submits that Section 7(a) does not apply to its independent appraisers because it will not name any independent appraiser as having prepared or certified any part of the Registration Statement or any report or valuation for use in connection therewith.

Rule 436(a) of the Securities Act requires a written consent to be filed “[i]f any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus.”  Rule 436(b) requires a consent to be filed “[i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.”  No report or opinion of any independent appraiser will be quoted or summarized in the Registration Statement, prospectus or any amendment or supplement thereto, and neither the Registration Statement, the prospectus nor any amendment or supplement thereto will state that any independent appraiser has reviewed or passed upon any information contained therein.  Therefore, the Issuer believes that it is not required to file the consent of any independent appraiser pursuant to either Rule 436(a) or Rule 436(b).

The Issuer notes that other issuers do not file consents for independent appraisers engaged to assist in providing valuation information for use in calculating the Issuer’s net asset value (“NAV”).  For example, TIAA Real Estate Account (“TIAA”) is not listed on an exchange and has a redemption plan based on its NAV valuation methodology similar to the Issuer’s.  In its prospectus in Amendment No. 1 to Form S-1 filed May 1, 2009 (Registration No. 333-158136), TIAA disclosed that it engages independent appraisers to appraise each of its real estate properties at least quarterly and uses the appraisals as a component of its NAV calculation. Similar to the Issuer, TIAA does not name any independent appraisers as “experts” or file consents of any independent appraisers.  The Issuer believes that, in addition to the reasons set forth above, it is similarly situated with TIAA and therefore is not required to name any independent appraisers as experts or file the consents of independent appraisers.

31)                              Comment:                                        We note that your advisor will compile the value of your operating partnership as directed by your valuation guidelines based upon information received from various sources, including third party pricing vendors and your independent third party appraisal firms. We further note that your advisor may utilize the assistance of third parties in the calculation of your NAV. Please revise to more specifically describe the role of third party pricing vendors and the assistance to be provided by third parties in the calculation of your NAV.

Response:                                        The Issuer has revised the disclosure on pages 85-86 in response to the Commission’s comment.

32)                              Comment:                                        We note your disclosure on the top of page 85 that the daily NAV calculation will include the most recent appraisals of your properties. Please clarify, if true, that these appraisals will be dated as of the most recent quarter, except to the extent that your advisor has determined that a material change in value has taken place.

Response:                                        The Issuer has revised the disclosure on page 86 in response to the Commission’s comment.  The appraisals will be conducted quarterly and will thus be dated as of a date during the most recent quarter or the current quarter.  The Issuer anticipates that under normal circumstances when there are no property events that would cause a material change in value, the quarterly appraisals will be received near the end of each calendar quarter or in groupings at the end of each calendar month. The Issuer also confirms that it may cause any particular property to be appraised more frequently than quarterly if the advisor believes a material change has taken place with respect to that property subsequent to the most recently obtained appraisal.

33)                              Comment:                                        We note your disclosure that at the end of each month, you will update your budgets and adjust your accruals. Please disclose whether this will be done on the same day each month. Please include risk factor disclosure regarding the volatility in NAV pricing for that day each month.

Response:                                        The Issuer clarifies that it will prepare quarterly operating budgets as disclosed on page 86.  Using those budgets, the Issuer will accrue estimated income and expenses on a daily basis.  Then, as a given month concludes and financial information and data for the month becomes available, the Issuer will adjust its accruals (previously estimated and accrued on a daily basis) to reflect actual operating results for that month.  The Issuer confirms that it will adjust its accruals to reflect actual operating results as soon as practicable following the close of each month.  In response to the Commission’s comment, the Issuer has revised its disclosure to include an additional risk factor on page 22.

Description of Capital Stock, page 101

34)                              Comment:                                        Please clarify what constitutes “immediate notice.”

Response:                                        The Issuer has revised its disclosure on page 105 to require written notice “as soon as reasonably practicable.”

35)                              Comment:                                        We note your disclosure that a person who attempts to receive shares must provide 15 days written notice. However, on page 110, you state that individuals seeking to obtain shares must provide 10 days notice. Please revise your disclosure to clarify whether an individual must provide 15 days notice or 10 days notice.

Response:                                        The Issuer respectfully notes that the two above-cited notice periods apply to different situations.  As described on page 105, 15 days prior written notice is required for violations of the Issuer’s restrictions on share ownership, which are designed to maintain the Issuer’s status as a real estate investment trust, or REIT.  The 10-day written notice requirement described on page 111 applies to a different situation in which a person makes a tender offer.

Distributions, page 105

36)                              Comment:                                        Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Response:                                        The Issuer has revised page 106 to disclose that funds paid for advisory fees and to fulfill redemption requests will reduce the funds available for distribution.

Federal Income Tax Considerations, page 114

37)                              Comment:                                        Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Alston & Bird LLP.

Response:                                        The Issuer confirms that it will revise its disclosure on page 117 of the Registration Statement prior to the effective date to reflect that it has received the opinion of Alston & Bird LLP.

Appendix A: Prior Performance Tables, page A-1

Table I, page A-2

38)                              Comment:                                        Please note that the “Percentage Amount Raised” should be 100% even if it was less than the dollar amount offered. Please revise your disclosure under Lion Mexico Fund accordingly.

Response:                                        The Issuer respectfully submits that whether the percentage amount raised should be 100% depends on whether the fund is an open or closed end fund.  As described in footnote (1) on page A-2 of the Registration Statement, the dollar amount offered is the same as the dollar amount raised only for open end funds.  However, because Lion Mexico Fund is a closed end fund, its dollar amount offered is equal to the maximum amount offered pursuant to the fund’s private offering memorandum, and its dollar amount raised represents total investor capital contributions.  The Issuer respectfully submits that if the percentage amount raised were 100% in all cases, the disclosure could be misleading to potential investors.  As shown, the disclosure provides meaningful information relevant to the Sponsor’s ability to raise funds, consistent with the table’s caption, “Experience in Raising and Investing Funds.”

Appendix A: Prior Performance Tables

Table III, page A-4 and following

39)                              Comment:                                        Please revise this table to include all line items proscribed by Guide 5 (e.g. cash distributions to investors by type; and cash distributions to investors per $1,000 invested by source for both GAAP and cash basis).

Response:                                        The Issuer is in the process of finalizing the requested revisions and will include such information (through December 31, 2009) in its next pre-effective amendment.

Table IV, page A-9 and following

40)                              Comment:                                        Please revise this table to include all line items proscribed by Guide 5 (e.g. cash distributions to investors per $1000 invested by source for both GAAP and cash basis).

Response:                                        The Issuer is in the process of finalizing the requested revisions and will include such information (through December 31, 2009) in its next pre-effective amendment.

Exhibits

41)                              Comment:                                        Please file all required exhibits as promptly as possible.

Response:                                        The Issuer confirms that it will file the remainder of the required exhibits once they become available.

42)                              Comment:                                        Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response:                                        The Issuer will file final executed agreements prior to the effectiveness of the Registration Statement but will not finalize them until that time because they remain subject to changes that may be required pursuant to the ongoing regulatory review by the states and the Financial Industry Regulatory Authority, Inc.

Exhibits 5.1 and 8.1

43)                              Comment:                                        Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects “form of” the opinions.

Response:                                        The Issuer confirms that it will file final, executed opinions with the Commission once they are executed and revise the exhibit index as requested prior to the effective date of the Registration Statement.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:                                 Ms. Stacie D. Gorman, Division of Corporation Finance

Mr. Edward L. Carey, Clarion Property Trust Inc.

Mr. Douglas L. DuMond, Clarion Property Trust Inc.

Mr. Nathaniel Kiernan, Clarion Property Trust Inc.

Mr. Jason W. Goode, Alston & Bird LLP